Exhibit 99.p(2)

Credit Suisse Asset Management London (“CSAM London”)
Local Supplement to the Global Personal trading Policy (“Global Policy”)

Global Personal Trading Policy

This supplement outlines the additional procedures that must be followed by CSAM London in relation to indirect transactions in units in the CSAM (UK) Property Unit Trust. By signing the Initial Certification (attachment C) and the Personal Securities Account Declaration (attachment E) you are committed to adhere to the Global Policy and this Supplement.

This additional procedure applies to employees working within the Property department and to members of the Property and Pooled Pensions Executive Committees.

Pre-clearance requirements

The pre-clearance requirements set out in the Global Policy also apply to indirect transactions in units in the CSAM (UK) Property Unit Trust.

Indirect transactions would include, for example, buying/selling units in the Credit Suisse Pooled Pensions Property Fund (‘CSPP Property Fund’) as part of an employee’s pension arrangements under the Credit Suisse Group (UK) Pension Fund. This is because the CSPP Property Fund invests wholly in units in the CSAM (UK) Property Unit Trust. Where it is intended that units are purchased automatically each month, only the initial monthly purchase (rather than every monthly purchase) needs to be pre-cleared.